

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Louis S. Haddad
President and Chief Executive Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, Virginia 23462

> **Re:** **Armada Hoffler Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 12, 2013**
> **File No. 333-187513**

Dear Mr. Haddad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 62

1. Please clarify for us, and revise your disclosure to clearly state, whether your estimated general contracting and real estate services segment profit is a forecast or a projection. Similarly, the line items should be labeled as such in your footnote and on the face of your calculation of estimated cash available for distribution. In your response please tell us whether your estimate has been prepared in accordance with the AICPA standards for forecasts and projections.

2. Please explain to us how you have met all of the requirements of Item 10(b)(2) of Regulation S-K related to your projections of general contracting and real estate services profit. To the extent you have determined that certain line items required by Item 10(b)(2) of Regulation S-K are not required or applicable, please provide us with the basis for your conclusions.

3. Clarify how the profit presented is highly correlated to the cash flows anticipated to be received from this segment. In light of the uncertainty surrounding the timing of revenue recognition and given cash flows do not necessarily correspond to revenue recognized under the percentage of completion method, please disclose assumptions made that support how the forecasted profit provided by general contracting and real estate services for the year ended December 31, 2013 will fund your estimated distribution. The supporting evidence should include but not be limited to the items outlined below.

    -   A description of the accounting principles used and a statement indicating whether or not these principles are consistent with those used to prepare your historical financial statements;

    -   The amount of estimated cost overruns. To the extent no cost overruns were assumed, explain how you determined that assumption was reasonable and include cautionary language stating the effect on cash available for distribution if cost overruns do occur;

    -   Any contractual billing terms that effect the timing of receipt of general contracting cash flows.

4. Please include adjustments for any investing and financing activities related to this segment. In addition, please provide us with a summary of, and separately disclose, any adjustments related to general contracting and real estate services conducted with related parties.

5. In your Management's Discussion and Analysis you disclose that 20 construction projects were in progress as of December 31, 2012, and you expect that seven of these contacts will be on-going upon completion of the offering. Tell us how you considered the cash flow streams of the 11 contracts that were in progress at December 31, 2012 but were expected to be completed prior to the offering in your adjustments to arrive at cash available for distribution for the year ending December 31, 2013.

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

6. We have considered your response to our prior comment 6. Please address the following items as they relate to your analysis:

    -   For each related party group you have identified, please explain to us how each entity meets the definition of a related party in accordance with ASC Topic 850.

- We note your conclusion that certain employees including Messrs. Haddad and Kirk are de facto agents of Mr. Hoffler. Your conclusion is based in part on the fact that these individuals are employed by Mr. Hoffler. Please clarify for us whether these individuals are employed directly by Mr. Hoffler as a sole proprietor or if they are employed by a corporation or other entity.

- You have determined that Mr. Hoffler controls certain VIEs in part through rights granted him as a manager under the terms of an operating agreement. Please summarize the rights granted to Mr. Hoffler in these agreements and clarify for us how these rights differ from those granted to other managers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Louis S. Haddad
Armada Hoffler Properties, Inc.
April 17, 2013
Page 4

       You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

                                      Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director